SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes  ☐                 No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of Consolidated Results Q1 2019.

Consolidated Results Q1 2019

YPF S.A.

Consolidated Results

Q1 2019

Consolidated Results Q1 2019

CONTENT

Consolidated Results Q1 2019

Adjusted EBITDA reached Ps 39.9 billion in Q1 2019, an increase of 62.6% over Q1 2018.

	Q1 2018	Q4 2018	Q1 2019	Var.% Q1 19 / Q1 18
Revenues	75,823	145,775	130,907	72.6%
(Million Ps)
Operating income	17,354	11,995	10,631	-38.7%
(Million Ps)
Operating income before reversal/ impairment of assets	17,354	9,095	10,631	-38.7%
(Million Ps)
Net income	5,986	17,905	-8,153	-236.2%
(Million Ps)
Net income before reversal/impairment of assets	5,986	15,730	-8,153	-236.2%
(Million Ps)
EBITDA	36,492	35,434	42,174	15.6%
(Million Ps)
Adjusted EBITDA	24,512	35,434	39,862	62.6%
(Million Ps)
Earnings per share	15.47	44.38	-20.86	N/A
(Ps per Share)
Capital Expenditures (*)	14,874	33,914	30,377	104.2%
(Million Ps)

EBITDA = Operating Income + Depreciation and Impairment of Property, Plant and Equipment + Amortization of Intangible Assets + Unproductive Exploratory Drillings.

Adjusted EBITDA = EBITDA - profit from the revaluation of YPF S.A.’s investment in YPF Energía Eléctrica (YPF EE) for Ps 12.0 billion in Q1 2018. It also excludes IFRS 16 effects.

(Amounts are expressed in billions of Argentine pesos, except where otherwise indicated)

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES FOR Q1 2019

•	Revenues for Q1 2019 were Ps 130.9 billion, which represents an increase of 72.6%, compared to Q1 2018.

•	Operating income for Q1 2019 was Ps 10.6 billion, 38.7% lower compared to the operating income for Q1 2018. Adjusted EBITDA for Q1 2019 was Ps 39.9 billion, 62.6% higher than Q1 2018.

•	Operating cash flow was Ps 42.6 billion for Q1 2019, 99.0% higher than the Ps 21.4 billion reported for Q1 2018.

•	Capital expenditures in property, plant and equipment for Q1 2019 were Ps 30.4 billion, 104.2% higher than in Q1 2018.

•	Hydrocarbon production for Q1 2019 was 486.5 Kboed, 11.5% lower than Q1 2018.

•	The average crude oil processed in the Downstream business segment for Q1 2019 was 269.0 Kbbld, 7.5% lower than Q1 2018, while refinery processing levels remained stable at 84.2%.

Consolidated Results Q1 2019

2. ANALYSIS OF RESULTS FOR Q1 2019

Revenues for Q1 2019 were Ps 130.9 billion, an increase of 72.6% compared to Ps 75.8 billion in Q1 2018, primarily due to the following factors:

•	Diesel revenues in Q1 2019 amounted to Ps 44.6 billion, a Ps 20.0 billion or 81.2% increase when compared to Q1 2018;

•	Gasoline revenues in Q1 2019 amounted to Ps 31.3 billion, a Ps 11.9 billion or 61.1% increase when compared to Q1 2018;

•	Natural gas revenues in Q1 2019 amounted to Ps 12.5 billion compared to Ps 11.9 billion in Q1 2018, which represents an increase of Ps 0.6 billion, or 5.1%;

•	Retail natural gas revenues (residential and small business and companies) in Q1 2019 reached Ps 5.4 billion, which represents an increase of Ps 2.7 billion, or 100.7%, from Ps 2.7 billion in Q1 2018;

•

Other domestic sales in Q1 2019, which include jet fuel, lubricants, liquefied petroleum gas (LPG), petrochemicals, coal and fertilizers, totaled Ps 19.8 billion which represents an increase of Ps 10.2 billion or 105.6%, from Ps 9.7 billion in Q1 2018;

•	Export revenues in Q1 2019 amounted to Ps 17.2 billion, which represents an increase of Ps 9.7 billion, or 128.8%, from Ps 7.5 billion in Q1 2018.

Cost of sales for Q1 2019 was Ps 104.7 billion, 65.1% higher than Q1 2018. This includes a 59.5% increase in production costs and a 103.8% increase in purchases. Cash costs, which include costs of production and purchases but exclude depreciation and amortization, increased by 77.2%. This increase was driven by the following factors:

a)	Production costs

•	Depreciation of property, plant and equipment amounted to Ps 26.9 billion in Q1 2019, compared to Ps 18.2 billion in Q1 2018, which represents an increase of Ps 8.7 billion or 47.9%;

•	Lifting costs amounted to Ps 21.6 billion in Q1 2019, which represents an increase of Ps 9.5 billion, or 78.1%, from Ps 12.1 billion in Q1 2018;

•	Royalties and other production related costs in Q1 2019 amounted to Ps 7.8 billion, from Ps 5.5 billion in Q1 2018, which represents an increase of Ps 2.3 billion, or 42.0%;

•	Refining costs in Q1 2019 amounted to Ps 4.1 billion, from Ps 2.7 billion in Q1 2018, which represents an increase of Ps 1.4 billion, or 54.1%;

•	Transportation costs in Q1 2019 amounted to Ps 4.2 billion, which represents an increase of Ps 1.8 billion, or 78.9%, from Ps 2.3 billion in Q1 2018.

Consolidated Results Q1 2019

b)	Purchases

•	In Q1 2019 crude oil purchases from third parties amounted to Ps 9.6 billion, which represents an increase of approximately Ps 4.7 billion, or 97.8%, from Ps 4.9 billion of Q1 2018;

•	Biofuel (FAME and bioethanol) purchases in Q1 2019 amounted to Ps 7.5 billion, which represents an increase of Ps 3.1 billion, or 69.5%, from Ps 4.4 billion of Q1 2018;

•	Fuel imports amounted to Ps 6.5 billion in Q1 2019, which represents an increase of approximately Ps 3.7 billion, or 132.0%, from Ps 2.8 billion in Q1 2018;

•

Purchases of natural gas from other producers for resale in the retail distribution segment (residential and small businesses and industries) in Q1 2019 amounted to Ps 4.3 billion, which represents an increase of Ps 2.7 billion, or 171.9%, from Ps 1.6 billion in Q1 2018;

•

Grain receipts in the agricultural sales segment through the form of barter, which were recorded as purchases, amounted to Ps 1.9 billion in Q1 2019, which represents an increase of Ps 0.8 billion, or 74.8%, from Ps 1.1 billion in Q1 2019;

•

In Q1 2019, a positive stock variation of Ps 4.2 billion was recorded, compared to the negative stock variation registered in Q1 2018 of Ps 50 million, mainly as a result of the increase in replacement cost of inventories.

Selling expenses for Q1 2019 amounted to Ps 9.8 billion, an increase of 89.5% compared to Ps 5.2 billion in Q1 2018. Higher charges were recorded for transportation of products, mainly related to the higher rates paid for domestic transport of fuels, higher taxes on bank debits and credits and withholdings on exports, higher charges for allowances for bad debt, higher charges for depreciation of fixed assets and higher personnel expenses, among others.

Administration expenses for Q1 2019 amounted to Ps 4.8 billion, an increase of 102.5% compared to Ps 2.4 billion in Q1 2018. The increase was mainly due to higher personnel expenses, higher costs in outsourcing services and computer licenses, many of which are dollarized, higher charges related to institutional advertising and higher depreciation of fixed assets.

Exploration expenses for Q1 2019 amounted to Ps 1.5 billion, an increase of 370.9% compared to Ps 0.3 billion for Q1 2018.

Other operating results, net, for Q1 2019 was a gain of Ps 0.6 billion, compared to a gain of Ps 12.8 billion for Q1 2018. The change is primarily due to the one-time revaluation of YPF’s investment in YPF Energía Eléctrica (YPF EE) for Ps 12.0 billion which took place in Q1 2018, as a result of the agreement for the capitalization of YPF EE entered into between YPF and a subsidiary of GE Financial Services, Inc.

Financial results for Q1 2019 were a gain of Ps 8.0 billion, compared to the gain of Ps 0.1 billion in Q1 2018. This increase was mainly driven by a higher positive foreign exchange effect on net liabilities in Argentine pesos of Ps 7.7 billion, due to the depreciation of the Argentine peso observed during the quarter and compared to Q1 2018, when the depreciation of the Argentine peso during that period was lower. Additionally, higher negative interests of Ps 3.3 billion were recorded, as a result of higher average indebtedness, measured in Argentine pesos, and higher interest rates during Q1 2019 compared to Q1 2018. Finally, there were lower positive charges for financial restatements of Ps 1.2 billion and higher interest income of Ps 0.8 billion.

Consolidated Results Q1 2019

Income tax expense during Q1 2019 amounted to a loss of Ps 28.4 billion, compared to a loss of Ps 11.7 billion for Q1 2018. The difference was mainly driven by the Company’s management decision, informed to the Board of Directors on March 21, 2019, to adhere to the tax revaluation and to the payment plan for lawsuits maintained within the Argentine Tax Court.

Net income for Q1 2019 was a loss of Ps 8.2 billion, compared to the gain of Ps 6.0 billion in Q1 2018.

Capital expenditures for property, plant and equipment in Q1 2019 were Ps 30.4 billion, a 104.2% increase compared to the capital expenditures made during Q1 2018.

Consolidated Results Q1 2019

3. ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT

3.1 UPSTREAM

	Q1 2018	Q4 2018	Q1 2019	Var.% Q1 19 / Q1 18
Operating income	2,148	5,252	-1,663	N/A
(Million Ps)
Operating income before reversal/ impairment of assets	2,148	2,352	-1,663	N/A
(Million Ps)
Revenues	38,704	62,110	55,545	43.5%
(Million Ps)
Crude oil production	227.6	227.1	226.4	-0.5%
(Kbbld)
NGL production	47.0	39.8	41.7	-11.2%
(Kbbld)
Gas production	43.7	36.8	34.7	-20.6%
(Mm3d)
Total production	549.6	498.1	486.5	-11.5%
(Kboed)
Exploration costs	323	3,597	-1,521	N/A
(Million Ps)
Capital Expenditures (*)	13,033	23,202	24,804	90.3%
(Million Ps)
Depreciation	16,300	17,117	23,125	41.9%
(Million Ps)
Realization Prices
Crude oil prices in domestic market	64.1	59.7	52.2	-18.5%
Period average (USD/bbl)
Average gas price (**)	4.65	4.03	3.72	-20.0%
(USD/Mmbtu)

(*)	The average gas price has been recalculated due to the change in the accrual of the Gas Plan and the adjustments for final billing.

In Q1 2019, the Upstream business segment recorded an operating loss of Ps 1.7 billion, compared to a profit of Ps 2.1 billion in Q1 2018.

Revenues were Ps 55.5 billion for Q1 2019, an increase of 43.5% compared to Q1 2018, primarily due to the following factors:

•

Crude oil revenues amounted to Ps 40.0 billion, an increase of 54.3% or Ps 14.1 billion compared to Ps 25.9 billion in Q1 2018. The average realization price for crude oil in Q1 2019 decreased by 18.5% to US$ 52.2/bbl. Crude oil volume sold to third parties increased by 296.4%, while those transferred between segments decreased 2.5%;

•

Natural gas revenues reached Ps 14.4 billion, 11.7% or Ps 1.5 billion higher than the Ps 12.9 billion in Q1 2018 as a result of a 50.4% increase in the average price of natural gas in Argentine pesos, which was partially offset by an average realization price for the quarter in dollars of U$S 3.72/Mmbtu, 20.0% lower than in Q1 2018 which was also impacted by the devaluation of the Argentine peso during both periods. Moreover, volume sold decreased by 25.7% compared to Q1 2018 as a result of lower demand of this product.

Consolidated Results Q1 2019

Hydrocarbon production for Q1 2019 was 486.5 Kboed, an 11.5% decrease compared to Q1 2018. Crude oil production remained stable at 226.4 Kbbld. The gas market in Argentina during the first quarter of 2019 was characterized by an excess of supply compared to domestic demand, which had an impact on the production of natural gas following the temporary closure of production in some locations, as well as from the reinjection of the hydrocarbon. Among others, the average temperatures observed during the first quarter of 2019 resulted in a lower consumption of natural gas by the power generation sector, which negatively affected the demand and, consequently, the supply of natural gas. In this order, natural gas production decreased by 20.6% compared to Q1 2018, totaling 34.7 Mm3d. The production of natural gas liquids (NGL) dropped by 11.2%, totaling 41.7 Kbbld, driven mainly by the low retention of liquids associated to the gas due to the limitation in gas production as a consequence of reduced demand.

Regarding the development activity, in Q1 2019, 99 new wells have been put into production, including the non-conventional and tight wells described below.

During Q1 2019, in the shale areas, YPF’s net hydrocarbon production reached 71.1 Kboed, which represents an increase of 45.1% compared to Q1 2018. This production is comprised by 30.5 Kbbld of crude oil, 6.1 Kbbld of NGL and 5.5 Mm3d of natural gas. Regarding the operated development activity, 21 wells have been put into production targeting the Vaca Muerta formation, reaching a total of approximately 747 active wells of which 50 are not operated, with a total of 14 active drilling rigs and 10 workovers at the end of Q1 2019.

With respect to tight development, net production in Q1 2019 reached a total of 8.5 Mm3d of natural gas, plus 7.0 Kbbld of NGL and 4.9 Kbbld of crude oil, of which 85.4% comes from YPF operated areas. Regarding the operated activity conducted during the period, 3 new wells were put into production, 1 in Rincón del Mangrullo and 2 in Río Neuquén.

Operating costs (excluding exploration expenses) for Q1 2019 totaled Ps 55.8 billion, a 50.5% increase compared to Q1 2018, mainly due to the following:

•

Depreciation of property, plant and equipment amounted to Ps 23.1 billion in Q1 2019 compared to Ps 16.3 billion in Q1 2018, representing an increase of approximately Ps 6.8 billion, or 41.9%, primarily due to an increase in the value of assets based on their valuation in U.S. dollars, which is the functional currency of the Company. This was partially offset by a decrease in depreciation due to the incorporation of reserves during the year 2018;

•

Lifting costs for Q1 2019 amounted to Ps 21.6 billion, an increase of Ps 9.5 billion or 78.1% compared to Ps 12.1 billion in Q1 2018. In turn, the increase in the unit indicator, measured in Argentine pesos, was 101.8%, weighted by the aforementioned drop in production;

•

Royalties and other production related costs in Q1 2019 amounted to Ps 7.8 billion, which represents an increase of Ps 2.3 billion, or 42.0%, compared to Ps 5.5 billion in Q1 2018. Of this increase, Ps 2.2 billion was related to an increase in royalties in connection with crude oil production, and Ps 0.1 billion was related to an increase in royalties for natural gas production, in both cases due to higher wellhead values of these products measured in Argentine pesos, which were partially offset by the lower natural gas production during the Q1 2019 period;

Consolidated Results Q1 2019

•

Transportation costs related to production (trucks, pipelines and polyducts in deposit) for Q1 2019 amounted to Ps 1.6 billion, an increase of approximately Ps 0.8 billion, or 103.5%, compared to Ps 0.8 billion for Q1 2018 due to higher tariffs measured in Argentine pesos.

Exploration expenses for Q1 2019 amounted to Ps 1.5 billion, an increase of 368.3% compared to Ps 0.3 billion for Q1 2018, mainly due to the higher negative results from unproductive exploratory drilling during the quarter (in a differential amount of Ps 0.8 billion) and due to higher expenses relating to geophysical and geological studies in an amount of Ps 0.2 billion. Exploratory investment during Q1 2019 was 65.1% higher than in Q1 2018, totaling Ps 0.6 billion.

The results of this segment in Q1 2019 include a profit of Ps 1.3 billion relating to the transfer of 100% of the exploitation concessions on the Bajo del Piche, Barranca de Los Loros, El Medanito and El Santiagueño areas, located in the provinces of Neuquén and Río Negro. In Q1 2018, the results included a profit of Ps 1.2 billion resulting from the agreement for the assignment of participating interests in the Aguada Pichana area and the partial assignment of the participation in the Aguada de Castro area.

Unit cash costs in U.S. dollars decreased 3.8% to US$ 20.5/boe for Q1 2019 from US$ 21.3/boe for Q1 2018, including taxes of US$ 5.6/boe and US$ 6.5/boe, respectively. In turn, the average lifting cost for YPF in Q1 2019 was US$ 12.7/boe, remaining relatively stable compared to Q1 2018.

CAPEX

Capital expenditures for the Upstream business segment for Q1 2019 were Ps 24.8 billion, a 90.3% increase compared to Q1 2018. Of these capital expenditures, 68.5% were invested in drilling and workover activities, 22.7% in facilities and the remaining 8.8% in exploration and other activities in the Upstream business segment.

During Q1 2019, activities were mainly focused on shale oil, on the development of Loma Campana and La Amarga Chica, while concluding the pilot and starting the development of the Bandurria Sur block. In addition, West Loma La Lata and Chihuido de la Sierra Negra pilots started activity, while exploration activity was developed in Las Manadas and Filo Morado blocks.

Regarding conventional oil, activities were focused on primary projects developed in Mesa Verde, Ugarteche and El Guadal, as well as secondary recovery projects mainly in the Chachahuen, Manantiales Behr and Los Perales blocks, among others. In addition, the company has increased its tertiary recovery projects, including those developed in Manantiales Behr, Los Perales and Desfiladero Bayo blocks.

Shale gas activity during the quarter was focused on concluding the activities started in 2018 in Rincón del Mangrullo, Aguada de la Arena and El Orejano blocks. Regarding tight gas, activity was focused on Estación Fernández Oro (EFO), Rio Neuquén and Rincón del Mangrullo blocks.

Consolidated Results Q1 2019

Exploration activities for Q1 2019 covered the Neuquina, Golfo San Jorge and Cuyana basins. In the Neuquina basin, exploratory activity was focused in the Las Manadas, Loma la Lata, Chachahuén, Rincón del Mangrullo, Al Norte de la Dorsal, El Manzano Oeste and CNQ7A blocks. In the Golfo San Jorge basin, exploration activity was focused in the Cañadón de la Escondida, Sarmiento and Restinga Alí blocks. In the Cuyana basin, exploration activity was developed in the Mesa Verde block.

During Q1 2019, 3 exploratory wells were completed: 2 corresponding to crude oil and 1 corresponding to natural gas exploratory wells.

Consolidated Results Q1 2019

3.2 DOWNSTREAM

	Q1 2018	Q4 2018	Q1 2019	Var.% Q1 19 / Q1 18
Operating income	4,009	4,356	13,283	231.3%
(Million Ps)
Revenues	60,337	117,900	108,937	80.5%
(Million Ps)
Sales of refined products in domestic market	3,911	4,097	3,865	-1.2%
(Km3)
Exportation of refined products
(Km3)	512	578	520	1.6%
Sales of petrochemical products in domestic market (*)
(Ktn)	207	173	161	-22.2%
Exportation of petrochemical products	60	139	85	41.7%
(Ktn)
Crude oil processed	291	289	269	-7.5%
(Kboed)
Refinery utilization	91%	90%	84%	-7.5%
(%)
Capital Expenditures	1,255	8,044	3,568	184.3%
(Million Ps)
Depreciation	2,076	4,148	4,027	94.0%
(Million Ps)
Average domestic market gasoline price (**)	691	610	569	-17.6%
(USD/m3)
Average domestic market diesel price (**)	664	636	606	-8.8%
(USD/m3)

(*)	Fertilizer sales not included.
(**)	Includes gross income and net of deductions, commissions and other taxes.

Operating income for the Downstream business segment for Q1 2019 was Ps 13.3 billion, 231.3% higher than Ps 4.0 billion recorded in Q1 2018.

Revenues were Ps 108.9 billion in Q1 2019, representing an 80.5% increase compared to Ps 60.3 billion in Q1 2018, primarily due to the following factors:

•

Diesel revenues in Q1 2019 amounted to Ps 44.6 billion, which represents an increase of Ps 20.0 billion, or 81.2%, compared to those of Q1 2018, due to an increase of 80.8% in the average price obtained for the diesel mix and higher total volumes shipped of approximately 0.2%, despite a 3.7% decrease in sales of this product during the quarter. The volume of Infinia Diesel (premium diesel) sold increased by 2.5%;

•

Gasoline revenues in Q1 2019 amounted to Ps 31.3 billion, which represents an increase of Ps 11.9 billion, or 61.1% compared to those of Q1 2018, due to an increase of 62.3% in the average price, partially offset by a decrease in the total volumes shipped of 0.7%, despite a 5.6% decrease in sales of this product during the quarter. Additionally, during Q1 2019 there was a 23.2% decrease in the volume of Infinia Gasoline (premium gasoline) sold;

Consolidated Results Q1 2019

•

Other sales in the domestic market for Q1 2019 totaled Ps 15.8 billion, representing an increase of Ps 7.0 billion or 80.3% compared to Q1 2018. We highlight the increase in sales of jet fuel by 141.5%, the increase in sales of fertilizers by 136.2%, coal by 79.1%, lubricants by 64.0%, the increase in sales of LPG by 46.3% and petrochemical products by 40.2%, in all these cases mainly due to the higher prices of these products, and to a lesser extent to the higher volumes of petroleum naphtha sold during this period;

•

On the other hand, export revenues in the Downstream segment during Q1 2019 amounted to Ps 17.2 billion, representing an increase of Ps 9.7 billion, or 128.8%, compared to such exports in Q1 2018. The export of jet fuel increased by Ps 3.2 billion, or 139.0% when compared to the same period in 2018, driven by higher average sales prices in Argentine pesos of 90.8% and a 25.3% increase in volume sold. In addition, higher sales of crude oil abroad were recorded for Ps 1.4 billion, or 604.4% mainly due to higher volume sold. The export of petrochemical products increased by Ps 1.3 billion, or 140.5% when compared to Q1 2018 due to higher volume sold and higher prices. Additionally, coal sales increased by Ps 0.2 billion driven by an increase of 15.2% in sales volume compared to Q1 2018 while LPG sales increased by Ps 53 million driven by a better average sales price in Argentine pesos, partially offset by lower sales volume. In addition, exports of soy flour and oil increased by Ps 1.0 billion, due to an increase in average sales prices measured in Argentine pesos, and to the higher volumes exported.

Cost of sales and operating expenses for Q1 2019 amounted to Ps 86.8 billion representing an increase of Ps 35.5 billion, or 69.3%, compared to Q1 2018, primarily due to the following factors:

•

Crude oil purchases in Q1 2019 amounted to Ps 50.7 billion, a Ps 19.8 billion or 63.9% increase compared to Ps 30.9 billion in Q1 2018. A 62.1% increase was observed in the prices of crude oil expressed in Argentine pesos, mainly due to the devaluation of the period. In turn, crude oil volumes purchased from third parties decreased by 20.1%, while the volume of crude oil transferred from the Upstream segment increased by 3.7%;

•

Biofuel purchases (FAME and bioethanol) for the Q1 2019 period amounted to Ps 7.5 billion, representing an increase of Ps 3.1 billion, or 69.5% with respect to Q1 2018, mainly due to an increase of 63.9% and 54.9% in the price of FAME and bioethanol, respectively; and to higher volumes of FAME (10.4%) and bioethanol (1.9%) acquired in Q1 2019;

•

Fuel imports in Q1 2019 amounted to Ps 6.5 billion, representing an increase of Ps 3.7 billion, or 132.0% compared to Ps 2.8 billion in Q1 2018, mainly associated to higher imports of diesel and jet fuel, due to the higher volumes acquired given the lower volume processed in La Plata refinery during the quarter, in addition to the effects of the devaluation that occurred during this period;

•

In Q1 2019, a positive stock variation of Ps 0.8 billion was recorded in this segment compared to a negative stock variation of Ps 42 million in Q1 2018, mainly due to the lower crude price (at the applicable transfer price);

Consolidated Results Q1 2019

•

Regarding production costs, refining costs for Q1 2019 totaled Ps 4.1 billion, which represents an increase of approximately Ps 1.4 billion, or 54.1%, compared to Ps 2.7 billion in Q1 2018. This increase was mainly driven by higher consumption of materials, spare parts and other supplies. Because of this, and considering also that the processing level in refineries decreased by 7.5%, the unit refining cost increased in Q1 2019 by 66.6% compared to Q1 2018;

•

Depreciation of property, plant and equipment in Q1 2019 amounted to Ps 3.3 billion, which represents an increase of approximately Ps 1.6 billion, or 91.6%, mainly due to higher asset values subject to depreciation with respect to the same period of previous year and due to the higher valuation thereof when taking into account that the U.S. Dollar is the Company’s functional currency;

•

Transport costs linked to production (shipping, oil pipelines and polyducts) for Q1 2019 amounted to Ps 2.2 billion, which represents an increase of Ps 0.9 billion, or 70.6% compared to Ps 1.3 billion in Q1 2018 driven mainly by higher tariffs in Argentine pesos.

Selling expenses in Q1 2019 amounted to Ps 8.7 billion, representing an increase of Ps 3.7 billion, or 76.0%, compared to Ps 4.9 billion in Q1 2018. This increase was mainly driven by higher costs for transporting products, in turn related to the increase in sales and the increase in transportation tariffs in the domestic market, as well as higher charges for depreciation of fixed assets, higher personnel expenses and higher amounts of taxes on bank debits and credits, and withholdings on exports.

The volume of crude oil processed in Q1 2019 was 269.0 Kbbld, a 7.5% decrease compared to Q1 2018 mainly because of incidents in the Topping D furnace of the La Plata industrial complex and power shortages in the La Plata and Luján de Cuyo industrial complexes. With these lower levels of processing, there was a lower production of diesel (-9.4%), partially offset by a higher production of gasoline (+3.2%), corresponding to the higher production of Super Gasoline (+7.2%), which in turn was offset by a lower production of Infinia Gasoline (-6.1%). In addition, the production of other refined products such as LPG, petroleum coal, fuel oil, asphalts, lubricant bases and petrochemical naphtha decreased, in comparison with Q1 2018.

CAPEX

Capital expenditures for Q1 2019 were Ps 3.6 billion, a 184.3% increase compared to Q1 2018.

In the La Plata Refinery additional works continue that will enable to increase the blending capacity. Engineering developments continue for the new diesel and gasoline hydrotreating units to be carried out in the three refineries. The works in the aforementioned complexes are carried out with the objective of complying with Resolution 5/2016 of the Hydrocarbons Resources Secretariat on new fuel specifications.

In the refining, logistics and oil product dispatch facilities, work continues for purposes of improving the existing infrastructure, and certain aspects relating to safety and environmental protection. In the La Plata Industrial Complex, work continues to be conducted to enable the reception of crude oil, which will provide greater flexibility in the processing and will have an improvement in the safety conditions, both of the facilities of said complex and of the associated logistics.

Consolidated Results Q1 2019

3.3 GAS AND ENERGY

	Q1	Q4	Q1	Var.%
	2018	2018	2019	Q1 19 / Q1 18
Operating income	12,251	766	-234	N/A
(Million Ps)
Revenues	17,018	26,569	21,788	28.0%
(Million Ps)
Capital Expenditures	379	951	1,177	210.6%
(Million Ps)
Depreciation	57	734	269	371.9%
(Million Ps)

The Gas and Energy business segment reported an operating loss of Ps 0.2 billion during Q1 2019 compared to an operating income of Ps 12.2 billion in Q1 2018.

The revenues of the segment during Q1 2019 amounted to Ps 21.8 billion, representing an increase of 28.0% with respect to Q1 2018, primarily due to the following factors:

•

Sales of natural gas as producers in the local market and abroad increased by Ps 2.0 billion, or 16.8% to Ps 14.2 billion from Ps 12.1 billion in Q1 2018, as a consequence of an increase in the average price of natural gas of 52.0% (in Argentine pesos), partially offset by a 23.2% decrease in the volume sold. This reduction is explained by the excess supply of gas against domestic demand, which impacted natural gas production and consequently affected negatively volume sold;

•

Sales of natural gas to the retail segment (residential customers and small industries and businesses) increased by Ps 2.7 billion, or 100.7% to Ps 5.4 billion from Ps 2.7 billion in Q1 2018. This increase is due to the fact that our controlled company Metrogas SA, whose functional currency is the Argentine peso, recorded an inflation adjustment of Ps 0.2 billion in Q1 2019 sales based on current local regulations. Additionally, such company obtained higher average sale prices of 30.1% and a 37.9% increase in volume sold through its distribution network;

•

Revenue from liquefied gas regasification services totaled Ps 22 million, a Ps 0.6 million decrease, or 96.5%, given that, on October 31, 2018, the contract with the regasification vessel operating at the Bahia Blanca terminal expired and was not renewed.

Total operating costs for Q1 2019 amounted to Ps 21.4 billion representing an increase of 31.8%, compared to Ps 5.2 billion in Q1 2018, primarily due to the following factors:

•

Purchases of natural gas amounted to Ps 15.0 billion, increasing by Ps 1.9 billion or 14.8% from Q1 2018 from Ps 13.1 billion in Q1 2018, driven by 50.1% increase in prices, measured in Argentine pesos, mainly due to the devaluation that occurred in the current period. In addition, volume purchased from third parties increased by 87.1%, partially offset by lower volumes transferred from the Upstream segment of 25.7%;

•

Purchases of natural gas from other producers for resale in the retail distribution segment (residential and small businesses and industries) in Q1 2019 amounted to Ps 4.3 billion, which represents an increase of Ps 2.7 billion, or 171.9%, from Ps 1.6 billion in Q1 2018, mainly driven by an inflation adjustment of Ps 57 million recorded by our subsidiary Metrogas, higher prices of 49.9% and a 79.0% increase in volume purchased;

Consolidated Results Q1 2019

Depreciation of property, plant and equipment corresponding to the production process amounted Ps 0.2 billion, showing an increase of Ps 0.2 billion or 332.0%, mainly due to higher values of assets subject to depreciation of our controlled company Metrogas SA compared to the same period of the previous year due to the recording of an inflation adjustment. In addition, as a result of the agreement for the capitalization of YPF EE, during the first quarter of 2018 a one-time profit from the revaluation of YPF S.A.’s investment in YPF Energía Eléctrica (YPF EE) was recorded for Ps 12.0 billion. In addition, there was the deconsolidation of this company.

Consolidated Results Q1 2019

3.4 CORPORATE AND OTHERS

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously-mentioned business segments.

Corporate operating income for Q1 2019 was a loss of Ps 2.1 billion, compared to a loss of Ps 1.0 billion in Q1 2018. The variation is mainly related to an increase in personnel expenses, higher IT costs relating to computer licenses, which are mainly dollar denominated, and institutional advertising, together with higher charges for depreciation of fixed assets, which were partially offset by the revenues recorded under this business segment.

Consolidation adjustments to eliminate results among business segments not transferred to third parties were positive Ps 1.3 billion for Q1 2019 and negative Ps 65 million for Q1 2018. This quarter, the gap between the transfer prices between businesses and the replacement cost of the company’s inventories decreased, while in Q1 2018 the same had been extended. In both cases, the movement of transfer prices reflects the changes in market prices, especially of crude oil.

4. LIQUIDITY AND SOURCES OF CAPITAL

In Q1 2019, net cash flows provided by operating activities amounted to Ps 42.6 billion, which represents a 99.0% increase compared to Q1 2018. This Ps 21.2 billion variation was mainly due to a Ps 17.7 billion increase in EBITDA and lower working capital needs. This generation of funds during the first quarter of 2019 substantially exceeded the amount that the Company required to finance the investments made during the Q1 2019 period.

Net cash flows used in investing activities were Ps 29.6 billion for Q1 2019, 165.9% higher than in Q1 2018. Investments in fixed and intangible assets were Ps 30.5 billion in Q1 2019, 93.3% higher than in Q1 2018. On the other hand, the Company partially liquidated its holdings BONAR 2020 and 2021 securities, which, together with the collection of financial interests, resulted in a cash inflow of Ps 1.0 billion.

Because of its financing activities, in Q1 2019 the Company had a net decrease in funds of Ps 7.6 billion, compared to a net decrease of Ps 6.2 billion in Q1 2018. This difference was driven by a lower net borrowing of Ps 4.3 billion, by a higher interest payment of Ps 3.2 billion and by leasing payments of Ps 2.6 billion.

The previously described cash generation, together with the Company’s investment in Argentine sovereign bonds, including those received to cancel the accounts receivables of the Gas Plan program for the year 2015, which are still in the Company’s portfolio, resulted in a position of cash and cash equivalents of Ps 68.2 billion(1) as of March 31, 2019.

Total debt in U.S. dollars was US$ 8.9 billion, net debt was US$ 7.3 billion(1) with a Net debt/ Adjusted EBITDA LTM ratio of 1.74x(2).

The average interest rate for debt denominated in Argentine pesos at the end of Q1 2019 was 43.19%, while the average interest rate for debt denominated in U.S. dollars was 7.42%.

(1)	Includes investments in financial assets (government securities) of US$ 267 million at market value
(2)	Net Debt: US$7,286 million/ Adjusted EBITDA LTM: US$4,185 million = 1.74x

Consolidated Results Q1 2019

5. TABLES AND NOTES

Q1 2019 Results

Consolidated Results Q1 2019

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of Argentine pesos)

	Q1	Q4	Q1	Var.%
	2018	2018	2019	Q1 19 / Q1 18
Revenues	75,823	145,775	130,907	72.6%
Costs	(63,438)	(118,173)	(104,754)	65.1%

Gross profit	12,385	27,602	26,153	111.2%

Selling expenses	(5,181)	(9,743)	(9,820)	89.5%
Administration expenses	(2,354)	(4,948)	(4,768)	102.5%
Exploration expenses	(323)	(3,597)	(1,521)	370.9%
Reversal/(Impairment) of property, plant and equipment	—	2,900	—	0.0%
Other operating results, net	12,827	(219)	587	-95.4%

Operating income	17,354	11,995	10,631	-38.7%

Income of interests in companies and joint ventures	214	7,337	1,559	628.5%
Finance Income	7,899	(922)	25,343	220.8%
Finance Cost	(8,923)	(7,931)	(19,997)	124.1%
Other financial results	1,142	1,966	2,677	134.4%

Net financial results	118	(6,887)	8,023	6699.2%

Net profit before income tax	17,686	12,445	20,213	14.3%

Income tax	(11,700)	5,460	(28,366)	142.4%

Net profit for the period	5,986	17,905	(8,153)	N/A

Net profits for noncontrolling interest	(81)	555	32	N/A

Net profit for shareholders of the parent company	6,067	17,350	(8,185)	N/A

Earnings per share, basic and diluted	15.47	44.38	(20.86)	N/A

Other comprehensive Income	13,509	(16,789)	56,337	317.0%

Total comprehensive income for the period	19,495	1,116	48,184	147.2%

EBITDA (*)	36,492	35,434	42,174	15.6%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS), except adjusted EBITDA.

(*)	EBITDA = Operating income + Depreciation and impairment of properties, plant and equipment and + Amortization of intangible assets + Unproductive exploratory drillings.

Consolidated Results Q1 2019

5.2 CONSOLIDATED BALANCE SHEET

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of Argentine pesos)

	12/31/2018	03/31/2019
Noncurrent Assets
Intangible assets	20,402	23,347
Properties, plant and equipment	699,087	799,914
Assets for leasing	—	26,459
Investments in companies and joint ventures	32,686	39,395
Deferred tax assets, net	301	433
Other receivables	9,617	10,298
Trade receivables	23,508	22,581

Total Non-current assets	785,601	922,427

Current Assets
Assets held for disposal	3,189	2,372
Inventories	53,324	65,860
Contract assets	420	538
Other receivables	21,867	25,091
Trade receivables	72,646	78,111
Investment in financial assets	10,941	11,564
Cash and equivalents	46,028	56,599

Total current assets	208,415	240,135

Total assets	994,016	1,162,562

Shareholders’ equity
Shareholders’ contributions	10,518	10,620
Reserves, other comprehensive income and retained earnings	348,682	396,359
Noncontrolling interest	3,157	3,664

Total Shareholders’ equity	362,357	410,643

Noncurrent Liabilities
Provisions	83,388	106,603
Deferred tax liabilities, net	91,125	98,694
Contract liabilities	1,828	1,778
Income tax	—	4,300
Other taxes payable	2,175	2,085
Liabilities from leasing	—	15,371
Loans	270,252	307,414
Other liabilities	549	560
Accounts payable	3,373	3,329

Total Noncurrent Liabilities	452,690	540,134

Current Liabilities
Liabilities associated with assets held for disposal	3,133	1,853
Provisions	4,529	5,001
Contract liabilities	4,996	3,929
Income tax payable	357	5,571
Other taxes payable	10,027	12,688
Salaries and social security	6,154	5,487
Liabilities from leasing	—	11,305
Loans	64,826	75,868
Other liabilities	722	897
Accounts payable	84,225	89,186

Total Current Liabilities	178,969	211,785

Total Liabilities	631,659	751,919

Total Liabilities and Shareholders’ Equity	994,016	1,162,562

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q1 2019

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF SOCIEDAD ANONIMA AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of Argentine pesos)

	Q1 2018	Q4 2018	Q1 2019
Operating activities
Net income	5,986	17,905	(8,153)
Income of interests in companies and joint ventures	(214)	(7,337)	(1,559)
Depreciation of property, plant and equipment	18,714	22,915	28,048
Depreciation of assets for own use	—	—	2,020
Amortization of intangible assets	247	738	483
Losses of property, plant and equipment and intangible assets and consumption of materials	1,466	6,352	4,297
Income tax charge	11,700	(5,460)	28,366
(Reversal)/Impairment of property, plant and equipment and intangible assets	—	(2,900)	—
Net increase in provisions	1,593	(9,399)	3,213
Interest, exchange differences and other	49	19,377	(8,432)
Stock compensation plans	53	102	103
Accrued insurance	—	(147)	—
Results due to revaluation of companies	(11,980)	—	—
Changes in assets and liabilities:
Trade receivables	(4,230)	36	(1,382)
Other receivables	(4,835)	(5,569)	(3,378)
Inventories	50	5,123	(4,198)
Accounts payable	3,241	2,329	5,525
Other Taxes payable	2,188	(1,832)	1,945
Salaries and Social Security	(863)	1,564	(423)
Other liabilities	(1,930)	44	232
Decrease in provisions included in liabilities for payments / utilization	(383)	(875)	(862)
Contract Assets	(112)	38	(118)
Contract Liabilities	871	1,354	(2,832)
Dividends received	104	109	50
Insurance charge for loss of profit	—	20	758
Income tax payments	(289)	(675)	(1,063)

Net cash flow from operating activities	21,426	43,812	42,640

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(15,794)	(30,968)	(30,530)
Contributions and acquisitions of interests in companies and joint ventures	(280)	4	—
Collection for sale of financial assets	4,953	1,477	957
Interest received from financial assets	—	457	—
Investment for business combination	—	(2,307)	—

Net cash flow from investing activities	(11,121)	(31,337)	(29,573)

Financing activities
Payment of loans	(9,435)	(22,939)	(9,534)
Payment of interests	(5,399)	(7,664)	(8,625)
Proceeds from loans	8,666	10,996	13,081
Payment of leasing	—	—	(2,555)
Payments of dividends	—	(1,200)	—

Net cash flow from financing activities	(6,168)	(20,807)	(7,633)

Effect of changes in exchange rates on cash and equivalents	636	(3,555)	5,137

Reclassification of assets held for sale	—	—	—

Increase (decrease) in Cash and Equivalents	4,773	(11,887)	10,571

Cash and equivalents at the beginning of the period	28,738	57,915	46,028
Cash and equivalents at the end of the period	33,511	46,028	56,599

Increase (decrease) in Cash and Equivalents	4,773	(11,887)	10,571

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q1 2019

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

(Unaudited, figures expressed in millions of Argentine pesos)

Q1 2019	Upstream	Gas & Power	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	321	20,043	108,365	3,408	(1,230)	130,907
Revenues from intersegment sales	55,224	1,745	572	4,816	(62,357)	—

Revenues	55,545	21,788	108,937	8,224	(63,587)	130,907

Operating Income	(1,663)	(234)	13,283	(2,056)	1,301	10,631
Investments in companies and joint ventures	—	1,442	117	—	—	1,559
Depreciation of property, plant and equipment	23,125	269	4,027	627	—	28,048
Reversal/(Impairment) of property, plant and equipment	—	—	—	—	—	—
Acquisitions of property, plant and equipment	24,804	1,177	3,568	828	—	30,377
Assets	572,482	145,013	352,457	98,021	(5,411)	1,162,562

Q1 2018	Upstream	Gas & Power	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	220	15,542	60,062	875	(876)	75,823
Revenues from intersegment sales	38,484	1,476	275	2,016	(42,251)	—

Revenues	38,704	17,018	60,337	2,891	(43,127)	75,823

Operating Income	2,148	12,251	4,009	(989)	(65)	17,354
Investments in companies and joint ventures	—	174	40	—	—	214
Depreciation of property, plant and equipment	16,300	57	2,076	281	—	18,714
Reversal/(Impairment) of property, plant and equipment	—	—	—	—	—	—
Acquisitions of property, plant and equipment	13,033	379	1,255	207	—	14,874
Assets	266,959	61,054	173,298	55,707	(4,759)	552,259

Consolidated Results Q1 2019

5.5 MAIN FINANCIAL MAGNITUDES IN U.S. DOLLARS

(Unaudited figures)

Million USD	2018 Q1	2018 Q4	2019 Q1	Var Q1 19/Q1 18
INCOME STATEMENT
Revenues	3,858	3,939	3,321	-13.9%
Costs of sales	-3,228	-3,193	-2,656	-17.7%

Gross profit	630	746	665	5.6%
Other operating expenses, net	253	-422	-394	N/A

Operating income	883	324	272	-69.2%
Depreciation and impairment of property, plant &	952	541	718	-24.6%
equipment and intangible assets
Depreciation of assets for own use	0	0	52	N/A
Amortization of intangible assets	13	20	12	-2.0%
Unproductive exploratory drillings	9	73	25	182.4%

EBITDA	1,857	957	1,079	-41.9%
Adjusted EBITDA	1,247	957	1,022	-18.0%
UPSTREAM
Revenues	1,969	1,678	1,424	-27.7%
Operating income	109	142	-42	N/A
Depreciation & Amortization	830	463	624	-24.8%
EBITDA	948	678	608	-35.9%
Adjusted EBITDA	948	678	574	-39.5%
Capital expenditures	663	627	636	-4.1%
DOWNSTREAM
Revenues	3,070	3,186	2,782	-9.4%
Operating income	204	118	339	66.4%
Depreciation & Amortization	116	124	128	10.8%
EBITDA	320	241	468	46.3%
Adjusted EBITDA	320	241	452	41.5%
Capital expenditures	64	217	91	43.2%
GAS & ENERGY
Revenues	866	718	542	-37.4%
Operating income	623	21	-6	N/A
Depreciation & Amortization	3	21	12	310.3%
EBITDA	626	42	6	-99.0%
Adjusted EBITDA	17	42	-1	N/A
Capital expenditures	19	26	28	45.1%
CORPORATE AND OTHER
Operating income	-50	-52	-54	6.3%
Capital expenditures	11	46	21	100.1%
CONSOLIDATION ADJUSTMENTS
Operating income	-3	96	33	N/A
Average exchange rate of period	19.65	37.01	39.00
Exchange rate end of period	20.10	37.60	43.25

NOTE: For the Q1 and Q4 of 2018, the calculation of the main financial figures in U.S. dollars is derived from the calculation of the consolidated financial results expressed in Argentine pesos using the average exchange rate for each period. For the Q1 of 2019, the calculation of the main financial figures in U.S. dollars is derived from the sum of: (1) YPF S.A. individual financial results expressed in Argentine pesos divided by the average exchange rate of the period (2) the financial results of YPF S.A.’s subsidiaries expressed in Argentine pesos divided by the exchange rate of the end of period.

Consolidated Results Q1 2019

5.6 MAIN PHYSICAL MAGNITUDES

(Unaudited figures)

				2018			2019
	Unit
		Q1	Q2	Q3	Q4	Cum. 2018	Q1
Production
Crude oil production	Kbbl	20,483	20,591	20,933	20,897	82,904	20,376
NGL production	Kbbl	4,228	3,781	2,477	3,657	14,144	3,753
Gas production	Mm3	3,935	4,004	4,018	3,382	15,339	3,126
Total production	Kboe	49,460	49,554	48,679	45,826	193,519	43,788
Henry Hub	USD/Mbtu	3.00	2.80	2.90	3.64	3.09	3.15
Brent	USD/Bbl	66.81	74.50	75.22	67.71	71.06	63.17
Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,373	1,288	1,321	1,368	5,350	1,363
Diesel	Km3	1,870	2,023	2,154	2,052	8,099	1,874
Jet fuel and kerosene	Km3	135	125	146	166	572	164
Fuel Oil	Km3	7	10	10	8	35	9
LPG	Km3	146	185	196	150	677	131
Others (*)	Km3	381	416	323	353	1,473	324
Total domestic market	Km3	3,912	4,047	4,150	4,097	16,206	3,865
Export market
Petrochemical naphtha	Km3	24	44	0	91	159	48
Jet fuel and kerosene	Km3	141	136	144	167	588	183
LPG	Km3	194	91	41	135	461	126
Bunker (Diesel and Fuel Oil)	Km3	101	72	65	84	322	83
Others (*)	Km3	52	50	93	101	296	80
Total export market	Km3	512	393	343	578	1,826	520
Total sales of petroleum products	Km3	4,424	4,440	4,493	4,675	18,032	4,385
Sales of petrochemical products
Domestic market
Fertilizers	Ktn	38	85	117	97	337	42
Methanol	Ktn	69	93	64	57	283	45
Others	Ktn	138	115	139	116	508	116
Total domestic market	Ktn	245	293	320	270	1,128	203
Export market
Methanol	Ktn	24	75	31	72	202	38
Others	Ktn	36	63	42	67	208	47
Total export market	Ktn	60	138	73	139	410	85
Total sales of petrochemical products	Ktn	305	431	393	409	1,538	288
Sales of other products
Grain, flours and oils
Domestic market	Ktn	30	23	92	55	200	43
Export market	Ktn	169	236	177	128	710	199
Total Grain, flours and oils	Ktn	199	259	269	183	910	242
Main products imported
Gasolines and Jet Fuel	Km3	114	59	49	46	268	118
Diesel	Km3	111	161	355	196	823	136

(*)	Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

Consolidated Results Q1 2019

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 9, 2019	By:	/s/ Sergio Giorgi
	Name:	Sergio Giorgi
	Title:	Market Relations Officer